UNI 12011782
SECURITIES AND N
Washington, D.C. 20549

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SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-35941

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Blackstone Advisory Partners L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue
(No. and Street)

New York (City) New York (State) 10154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Quinlan 212-583-5745
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Affirmation

I, Laurence A. Tosi, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Blackstone Advisory Partners L.P. and its subsidiaries for the year ended December 31, 2011, are true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Laurence A. Tosi
Chief Financial Officer

Subscribed and sworn before me
this 24th day of February 2012

SONIA S. BOOKER
Notary Public, State of New York
No. 01BO6034988
Qualified in Queens County
Commission Expires December 20 2013

BLACKSTONE ADVISORY PARTNERS L.P.
(SEC I.D. No. 8-35941)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC Document.

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Blackstone Advisory Partners L.P.
345 Park Avenue, 16th Floor
New York, NY 10154

We have audited the accompanying consolidated statement of financial condition of Blackstone Advisory Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Blackstone Advisory Partners L.P. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on July 1, 2011, the Partnership effected a reorganization whereby it acquired the rights, titles, and interests in several affiliated entities.

Deloitte & Touche LLP

February 27, 2012

BLACKSTONE ADVISORY PARTNERS L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011
(Dollars in Thousands)

ASSETS		
Cash and cash equivalents	$	62,165
Accounts receivable		170,995
Due from affiliates		868,492
Other assets		6,234
TOTAL ASSETS	$	1,107,886
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Due to affiliates	$	590,733
Accrued compensation and benefits		25,881
Accounts payable and accrued expenses		95,353
Total liabilities		711,967
PARTNERS' CAPITAL		
General Partner	$	3,942
Limited Partner		390,337
Non-controlling interests in consolidated entities		1,640
Total partners' capital		395,919
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,107,886

See notes to consolidated statement of financial condition.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011
(Dollars in Thousands, Except Where Noted)

1. ORGANIZATION

Blackstone Advisory Partners L.P. ("BAP" or the "Partnership"), a Delaware limited partnership, was formed on September 27, 1988 for the purpose of engaging in the investment banking advisory business specializing in corporate advisory services and corporate restructuring advisory services. The term of the Partnership shall continue until December 31, 2038 unless earlier dissolved and terminated in accordance with the amended and restated agreement of Limited Partnership dated November 30, 1988 (the "Partnership Agreement").

Blackstone Group Holdings L.P. ("BGH"), a holding partnership established for certain entities of The Blackstone Group L.P. ("Blackstone") engaged in the financial services business, is the 99% limited partner. Blackstone Advisory Services L.L.C. ("BAS LLC") is the 1% general partner of BAP. Both entities are wholly-owned subsidiaries of Blackstone Holdings I L.P., which is a subsidiary of Blackstone.

Profits and losses are allocated in accordance with the Partnership Agreement.

Significant Transactions

On June 7, 2011, BAP became the sole member of Blackstone Intermediary Advisory L.L.C. ("BIA"), a holding company established for certain Blackstone entities engaged in the financial services business. On June 29, 2011, BIA changed its name to Blackstone Intermediary Holdco L.L.C. ("Holdco"). The reorganization of BAP was effective July 1, 2011, when certain affiliated registered investment advisors and general partner entities had their rights, titles, and interests transferred to Holdco at the net asset book value of $130.1 million. The reorganization was treated as a transfer of net assets between entities under common control in accordance with FASB Accounting Standards Codification ("ASC") 805-50-45-2, which requires the financial statements of the receiving entity to report the results of operations for the period in which the transfer occurs as though the transfer of net assets had occurred at the beginning of the period. Therefore, the Statement of Financial Condition has been presented as consolidated for the full period of January 1, 2011 through December 31, 2011.

Holdco is comprised of several subsidiaries that include registered investment advisors and certain general partner entities which provide investment management services to limited partners for private equity funds, real estate funds, funds of hedge funds and credit-oriented funds.

Subadvisory Agreements

Pursuant to subadvisory agreements, the following affiliated entities provide subadvisory services to BAP in the jurisdictions and business lines indicated below:

Affiliated Entity	Jurisdiction	Business Unit
The Blackstone Group International Partners LLP	Europe ex-Germany	Private Equity, Real Estate, Hedge Funds
The Blackstone Group (HK) Limited	Asia ex-Japan	Private Equity, Real Estate, Hedge Funds, Advisory
The Blackstone Group Japan K.K.	Japan	Real Estate, Private Equity
Blackstone Services India Private Limited	India	Real Estate, Private Equity
The Blackstone Group Deutschland GmbH	Germany	Private Equity
The Blackstone Group (HK) Limited – Australian branch	Australia	Real Estate, Private Equity, Hedge Funds
The Blackstone Group Australia Pty Limited	Australia	Real Estate, Private Equity, Hedge Funds
Areof Services Limited	Korea	Real Estate
Blackstone Real Estate Asia Singapore	Asia ex-Japan	Private Equity

Services provided in relation to the Private Equity and Real Estate business units include analysis of existing and potential investments by relevant Blackstone Funds, including due diligence, structuring and financing of acquisitions and disposals. Services for Hedge Funds include identification, due diligence, execution and monitoring of potential hedge fund investments. Services for Advisory include provision of strategic advisory services for mergers, acquisitions and financings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ materially from the estimates included in the Consolidated Statement of Financial Condition.

Fair Value of Financial Instruments

The Partnership's financial assets and liabilities are carried at fair value or amounts approximating fair value because of the short term nature of these balances. The Partnership's financial assets and liabilities include cash and cash equivalents, receivables and payables.

Consolidation

The Partnership consolidates all entities that it controls through a majority voting interest. The consolidated financial statements of the Partnership include Holdco and its subsidiaries, in which the Partnership holds a single membership interest. All intercompany balances have been eliminated in consolidation.

Affiliates

The Partnership considers its founder, senior managing directors, employees, Blackstone subsidiaries, the Blackstone Funds and the Portfolio Companies to be affiliates.

Cash and Cash Equivalents

The Partnership has defined Cash and cash equivalents as cash, including demand funds, and short-term, highly liquid investments with original maturities of three months or less when acquired. The Partnership has $8.3 million of investments in exchange traded money market funds at December 31, 2011. Investments in exchange traded money market funds represent Level 1 investments per the fair value hierarchy established framework.

Accounts Receivable

Accounts receivable includes management fees receivable from limited partners, disposition fees and incentive fees receivable and advisory fees receivable. Accounts receivable are assessed periodically for collectability.

Foreign Currency

The Partnership's balances denominated in foreign currencies are translated into U.S. Dollars at the end of the reporting date, whereas the corresponding income and expenses denominated in foreign currencies are translated into U.S. Dollars on the respective dates that they were recorded.

Revenue Recognition

Revenues primarily consist of management and advisory fees, performance fees and other income.

Management and Advisory Fees – Management and advisory fees are comprised of management fees, including base management fees, transaction and other fees, management fee reductions and offsets, and advisory fees.

The Partnership earns base management fees from limited partners of funds in each of its managed funds, at a fixed percentage of assets under management, net asset value, total assets, committed capital or invested capital. Base management fees are based on contractual terms specified in the underlying investment advisory agreements.

Transaction and other fees (including monitoring and placement fees) are fees charged directly to funds and portfolio companies. The investment advisory agreements generally require that the investment advisor reduce the amount of management fees payable by the limited partners to the Partnership ("management fee reductions") by an amount equal to a portion of the transaction and other fees directly paid to the Partnership by the Portfolio Companies or the Blackstone Funds. The amount of the reduction varies by fund, the type of fee paid by the portfolio company and the previously incurred expenses of the fund.

Advisory fees consist of advisor retainer and transaction-based fee arrangements. Advisory retainer fees are recognized in accordance with terms set forth in individual agreements. Advisory transaction-based fees are recognized when (a) there is evidence of an arrangement with a client, (b) agreed upon services have been provided, (c) fees are fixed or determinable and (d) collection is reasonably assured.

Accrued but unpaid management and advisory fees, net of management fee reductions and management fee offsets, as of the reporting date, are included in Accounts receivable or Due from affiliates in the Consolidated Statement of Financial Condition.

Deferred revenue represents the receipt of monitoring and advisory fees prior to such amounts being earned, is recognized using the straight-line method over the period that it is earned, and is included in Accounts payable and accrued expenses in the Consolidated Statement of Financial Condition.

Performance Fees – Performance fees earned on the performance of Blackstone's hedge fund structures are recognized based on fund performance during the period, subject to the achievement of minimum return levels, or high water marks, in accordance with the respective terms set out in each hedge fund's governing agreements. Accrued but unpaid performance fees are charged to Blackstone's hedge funds as of the reporting date and are recorded within Due from affiliates or Accounts receivable, as appropriate, in the Consolidated Statement of Financial Condition.

Allowance for Doubtful Accounts

The Partnership performs periodic reviews of outstanding receivables and its clients' financial condition. The Partnership generally does not require collateral and establishes an allowance for doubtful accounts based upon factors such as historical experience, credit quality, age of the accounts receivable balances and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Partnership. As of December 31, 2011, the Partnership determined that no allowance for doubtful accounts is required.

Compensation and Benefits

Compensation and benefits consists of (a) employee compensation, comprising salary and bonus, and benefits paid and payable to employees, including senior managing directors, and (b) equity-based compensation associated with the grants of equity-based awards to employees, including senior managing directors.

Equity-Based Compensation – Compensation cost relating to the issuance of share based awards to senior managing directors and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight line basis. Equity-based awards that do not require future services are expensed immediately. Cash settled equity-based awards are classified as liabilities and included in Accrued compensation and benefits in the Consolidated Statement of Financial Condition, and are remeasured at the end of each reporting period.

Performance Fee Compensation – Performance fee compensation and benefits consists of performance fee allocations to employees, including senior managing directors, participating in certain profit sharing initiatives. Such compensation expense is subject to both positive and negative adjustments.

Non-Controlling Interests in Consolidated Entities

Non-controlling interests in consolidated entities represent the component of Partners' capital in consolidated entities held by unconsolidated entities. As of December 31, 2011, Blackstone Holdings II L.P. and StoneCo IV, affiliated unconsolidated entities, held a 1.499% interest in Blackstone Alternative Asset Management L.P., a consolidated entity.

Income Taxes

No provision for federal or state income taxes is recorded by the Partnership as the individual partners are responsible for such taxes based on their allocable share of the Partnership's taxable income. A local unincorporated business tax is assessed on the Partnership's income.

The Partnership has adopted applicable provisions of ASC 740, *Income Taxes* ("ASC 740-10"). ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2011, the Partnership has unrecognized tax benefits, excluding interest and penalties, of $1.5 million included in Accounts payable and accrued expenses in the Consolidated Statement of Financial Condition. No interest and penalties related to unrecognized tax benefits were accrued as of December 31, 2011.

3. RELATED PARTY TRANSACTIONS

Blackstone Administrative Services Partnership L.P. ("BASP"), an affiliate of the Partnership, provides the Partnership and its affiliates with various office facilities, administrative and operational support services at cost ("Indirect Expenses"). Such Indirect Expenses are allocated among the Partnership and its affiliates based upon an established methodology. Under this methodology, expenses (compensation and benefits, occupancy and office services, communications, promotional and research, professional fees and other operating expenses) incurred by support service groups are allocated among the Partnership and its affiliates based on the agreed upon expense drivers of each support service group. Additionally, BASP pays, on behalf of the Partnership, expenses that can be attributed specifically to the Partnership ("Direct Expenses"). Such Direct Expenses are comprised principally of compensation and benefits, occupancy and office services, communications, promotional and research and professional fees. The Partnership reimburses BASP for its share of all Direct and Indirect Expense amounts paid on its behalf.

Blackstone Holdings Finance Co, L.L.C. ("FinCo"), an affiliate of the Partnership, provides cash management services to the Holdco entities. This arrangement generates amounts due to Holdco from FinCo, which are reflected in Due from affiliates. FinCo also makes certain payments on behalf of the Partnership which are reflected in Due to affiliates.

Certain fees earned by the Holdco entities are received from Blackstone Funds and Portfolio Companies, which are reflected in Due from affiliates.

Receivables and Payables

Amounts due to and from affiliates consist of receivables and payables transacted in the normal course of business and described above. As of December 31, 2011, the Partnership had obligations of $590.7 million due to affiliates and receivables of $868.5 million due from affiliates.

	December 31 2011
Due from Affiliates	
Due From Portfolio Companies and Funds	$ 143,571
Due from FinCo	709,529
Other	15,392
	$ 868,492
Due to Affiliates	
Due to FinCo	$ 29,785
Due to BASP	500,991
Other	59,957
	$ 590,733

The Partnership does not charge or pay interest to affiliates on outstanding receivable and payable balances.

4. CONCENTRATION OF CREDIT RISK

The Partnership invests substantially all excess cash in exchange traded money market funds and a demand account, which are included as cash and cash equivalents. The money market funds invest primarily in a diversified portfolio of short term investments including U.S. Government Agency and fully collateralized bank repurchase agreements, certificates of deposits, commercial paper, and other short-term, highly liquid instruments with a low risk of loss. The demand account earns interest based on a short-term index backed by the full faith and credit of JPMorgan Chase Bankcorp. The Partnership continually monitors the funds' performance in order to manage any risk associated with these investments.

Additionally, the Company is subject to concentrations of credit risk with respect to its accounts receivable. The Company had one client account for approximately 30% of its accounts receivable at December 31, 2011.

5. PARTNERS' CAPITAL

Capital contributions for the year ended December 31, 2011 were as follows:

	December 31 2011
Contributions due to compensation	19,556
Other cash contributions	1,026
	$ 20,582

Compensation, including equity-based compensation, due to individuals who provide services to the Partnership whom are not employees of BAP, has been recorded as capital contributions into the Partnership in the amount of $19.6 million. This amount includes $12.7 million of compensation recorded as capital contributions to the Partnership on a standalone basis prior to April 1, 2011, disregarding the impact of the reorganization and its effect on the presentation of consolidated financial statements. Effective April 1, 2011, compensation expense, excluding equity-based compensation attributed to Holdco, is no longer recorded as a capital contribution, but is part of the administrative services and expense agreement with BASP. Other cash contributions to Holdco entities totaled $1.0 million.

During the year ended December 31, 2011, the Partnership distributed partners' capital to Blackstone in the amount of $921.7 million. Disregarding the impact of the reorganization and its effect on the presentation of consolidated financial statements, the Partnership distributed partners' capital of $59 million.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership files an Unconsolidated FOCUS report and is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the maintenance of minimum net capital, as defined, which shall be the greater of $5 or 6 ⅔% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Partnership's net capital ratio was 0.2 to 1 and its net capital of $46 million was $45.4 million in excess of the minimum regulatory requirement.

7. DEFINED CONTRIBUTION PLAN

Blackstone provides a 401(k) plan (the "Plan") to (a) all full-time employees who have attained age 21 and are eligible as of the 1st day of the month following date of hire and (b) part-time or temporary employees who work 30 hours or more per week, who are age 21 and over, and have worked at least 1,000 hours during the Eligibility Computation Period. For certain finance and administrative professionals who are participants of the Plan, Blackstone contributes 2% of such professional's pretax annual compensation up to a maximum of $1.6. In addition, Blackstone will contribute 50% of pretax annual compensation contributed by such professional participants with a maximum matching contribution of $1.6. BASP serves as the Plan's Administrator.

8. COMMITMENTS AND CONTINGENCIES

Contingent Performance Fees

There were $13 million of performance fees for the year ended December 31, 2011 attributable to arrangements where the measurement period had not ended. The performance fees are expected to be fully realized in the next five years. The total amount expected to be realized is $52.8 million, which approximates fair value and is included in Accounts receivable and Due from affiliates, as applicable, in the Consolidated Statement of Financial Condition as of December 31, 2011.

Litigation

From time to time, the Partnership is named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, BAP does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially adversely affect its results of operations, financial position or cash flows.

Indemnification

The Partnership enters into contracts that contain a variety of indemnifications. The Partnership's maximum exposure under these arrangements is not known. However, the Partnership has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

9. SUBSEQUENT EVENTS

The Partnership has evaluated the impact of all subsequent events through the date the consolidated financial statements were available to be issued, and has determined that there were no subsequent events requiring recognition or disclosure in the Consolidated Statement of Financial Condition.

* * * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2012

Blackstone Advisory Partners L.P.
345 Park Avenue, 16th Floor
New York, NY 10154

In planning and performing our audit of the consolidated financial statements of Blackstone Advisory Partnership L.P. and subsidiaries (the "Partnership") as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012 and such report expressed an unqualified opinion on those financial statements and included an emphasis of matter paragraph related to the Partnership's reorganization), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP